Exhibit 99.2

Report of the Remuneration Committee KEY MESSAGES • Engagement with our shareholders on the outcome of the 2018 non-binding advisory votes of the remuneration policy and implementation report Reviewing the impact of business performance on remuneration outcomes Remuneration trends and future focus areas • • Dear stakeholder On behalf of the Committee, I present the 2019 remuneration report. This report highlights the Sasol remuneration policy’s key components, which are aligned to the Group’s strategic priorities. It also illustrates how this policy translated into reward outcomes over the past year. The Committee is tasked by the Board to independently approve and oversee the implementation of a remuneration policy that will encourage the achievement of the Group’s key strategic objectives and grow stakeholder value sustainably. Our remuneration policy is reviewed annually to ensure that it remains relevant and continuously enables the attraction, motivation and retention of skilled resources while maintaining a strong balance with shareholder interests. Non-binding advisory votes on the remuneration policy and implementation report At our 2018 Annual General Meeting (AGM), 78,53% (2017: 92,96%) of votes cast were in favour of the remuneration policy and 75,81% (2017: 89,84%) supported the Implementation Report. This was a significant reduction from the 2017 AGM. Whilst we were not required to engage with shareholders on these results, we felt it appropriate to reach out to them. With 448 million of the 508 million shares voted through the Central Securities Depository Participants (CSDP), it is very difficult to assess which investors voted against the policy and the report. In January 2019, we distributed a questionnaire to our largest institutional investors who represented 65% of the shareholding, requesting these investors to respond with information on whether they voted for or against the policy and the report, reasons supporting their votes and whether they wanted to engage with me, on behalf of the Committee, to discuss their concerns. I am grateful for the shareholder engagements that followed. Mpho Nkeli Chairman

Shareholders were largely complimentary and supportive of the approach taken by Sasol over the last few years both in terms of the engagement with shareholders and the structure and disclosure of remuneration. However, there were a number of key themes that were raised during these meetings which, together with our responses, are summarised in the following table: enable the achievement of strategic priorities. of 30% should be attached to headline or core headline earnings, to ensure that a We have in light of this feedback, reconsidered our views and have agreed to attached to the project delivery target to 15%. on the Group STI scorecard, the execution of the Lake Charles Chemical Project enhancements that will result in the policy being applied in a variety of situations. Leadership role category (it was previously only applicable to our Group Executives satisfied that the policy aligns with the proposed Section 10D of the US Securities low level of achievement against the corporate performance targets. Details are Incentive targets and weightings • The 30% weighting attached to core headline earnings is considered too high given that macroeconomic conditions have a major influence on this target. • The percentage allocated to project delivery is too low. • The targets linked to environmental factors required a review. • One of the most difficult decisions for the Committee is to ensure that the incentive scorecard is balanced and encourages appropriate behaviour that will • The Committee has for the past five years maintained that a minimum weighting material portion of the incentive is directly aligned with shareholders’ experience. reduce this weighting for FY20 to 25% in order to increase the weighting that is • Even though the weighting linked to the project delivery target appears to be low (LCCP) also directly influences the following targets in our short-term incentive (STI) and our long-term incentive (LTI) plans: – Production volumes; – Core headline earnings; and – Return on invested capital (ROIC). The Sasol share price is also a key determinant for the value to be derived under the LTI plan. In addition, the individual performance factor (IPF), which is an outcome of the personal incentive scorecard and a multiplier in the STI calculation, includes targets on the LCCP cost, schedule and quality, which were included in the personal incentive scorecards of all Prescribed Officers, the project management team, the USA Operations team as well as supporting employees globally. • In response to the schedule and budget overruns associated with the LCCP, the Committee has exercised its discretion to apply an additional penalty on the final incentive which resulted in a zero STI for the GEC and senior members of the LCCP project team, as well as a reduction in the STI calculation for senior leaders who supported the project. • Lastly, the Group has an increased focus on the environment, climate change and our commitment towards long-term sustainability. This commitment will result in new environmental/climate change targets being applied in the 2021 variable pay plans that will support the sustainability strategy that will be communicated over the first half of 2020. Lack of sufficient detail in our disclosures • The disclosure of cost and volume targets and the achievement thereof require more supporting information to assist shareholders to reconcile the incentive outcomes. • The enforcement of the Clawback policy is not clearly stated in the disclosures. • We have agreed to provide more detail in this year’s report on the outcome of the cost and volume targets as well as the Clawback policy. • The Committee has again reviewed the Clawback policy and made some The Clawback policy has been extended to result in broader application to our and Senior Vice Presidents) and we included a malus clause. The Committee is Exchange Act as well as the recommended practices in Principle 14 of King IV™. Achievement of minimum shareholding requirements • From the previous remuneration report it appeared that the Executive Directors were not working aggressively enough towards the achievement of the minimum shareholding requirement. • Three years after the appointment of our Joint Presidents and CEOs, and the CFO, progress was made towards the attainment of the five-year minimum shareholding requirement targets. Progress has however been hampered by the included in the implementation report. KEY THEMES SASOL’S RESPONSE

The impact of business performance on remuneration decisions

Sasol's performance over the past year has been over-shadowed by the news during the year of the budget and schedule overruns on the LCCP. Sasol is a complex, global organisation and in all other parts of our business we have performed well, but the delays on the LCCP, which is a major investment for Sasol, have led to some difficult decisions for the Committee.

Our policies and practices aim to support the achievement of our strategic objectives. The Board is committed to ensuring that there is alignment between performance and the commensurate rewards approved for not only our executive management but for all employees.

The following table sets out the outcomes of the Group factors in relation to the STI and LTI over the past 4 years:

STI Group Performance (for GEC)	2016	2017	2018	2019
Final score against targets	81,99%	72,97%	63,01%	**65,70%**

LTI Corporate Performance (for GEC)	2016	2017	2018	2019
Final score against targets	93%	90%	69%	**47%**

For the past three years, the non-achievement of the headline earnings target had the biggest negative impact (30%) on the Group Executive Committee's (GEC) Group STI score.

As far as the STI is concerned, the final incentive outcome mirrors the Sasol financial results for 2019. Production volumes were impacted by an extended shutdown at our Secunda Synfuels Operations as well as the slippage of the LCCP. We are grateful for a much improved safety performance, however, the three fatalities remain a serious concern and led to an additional penalty being applied. An additional LCCP penalty of between 20% and 100% was applied to executives who were either directly accountable for, involved with or supported the LCCP. To protect our cash flows and to prudently manage our costs, the Committee decided against declaring STI payments for senior management and only 50% of the calculated STI amount was paid out to middle management. The rest of the employees received their full STI amount.

Not paying STIs in a year in which a number of other objectives have been achieved, was a very difficult decision and the Committee therefore, in order to ensure the retention of key employees approved a special retention LTI award with a three-year vesting period. The GEC and senior project team members on the LCCP did not qualify for the special retention award.

The LTI corporate performance target achievement for 2019, which will impact the vesting of incentives in 2020, is 47% for the GEC members, a historic low. The Committee has considered this outcome and as the schedule and cost overruns on the LCCP are the major contributing factors to this low score, it concluded that the result is appropriate in the circumstances and has therefore, as in the past, agreed to not apply its discretion in changing the outcome of the formulaic incentive calculations.

The non-payment of short-term incentives to middle management and higher and the additional safety and LCCP penalties on the STI, were the exceptions made to the policy over the past year.

Remuneration trends and future focus areas

In respect of executive remuneration, we have seen a move toward simplification of reporting on remuneration. This has signalled an environment in which transparency features strongly via reporting mechanisms such as single-figure disclosure, clawback and malus provisions, more focus on minimum shareholding requirements as well as a noticeable growth in shareholder activism (requiring increased shareholder engagement from organisations) and an enhanced focus on environmental issues.

As part of our mandate to direct the Board on remuneration matters, we will keep abreast of these trends and adjust our policies in line with our strategic objectives where appropriate.

Use of consultants

The Committee again appointed Aon as their independent external advisors. Aon is a United Kingdom-based firm that is a signatory to the UK Remuneration Consultants' Code of Conduct. The Committee utilises Aon to provide independent input into remuneration policy, trends, proposals and submissions.

Our focus areas over the next financial year will be:

- A review of the design of our incentive plans to ensure ongoing relevance and competitiveness.
- Inclusion of enhanced environmental targets into our incentive plans.
- Continued shareholder engagement.

In closing

We are committed to ensuring that Sasol's remuneration policy and practices are fair and responsible, supporting the achievement of key strategic priorities.

We thank all our shareholders for their ongoing support and we welcome the opportunity to discuss the policy and its outcomes with you.



Mpho Nkeli
Chairman of the Remuneration Committee
17 October 2019

Key definitions

For clarity, the following terms are used for reporting purposes:

Role	Joint Presidents and CEOs*	Group Executive Committee (GEC) (Prescribed Officers & CFO)*	Senior Vice President (SVP) – Group Leadership*	Vice President (VP) – Leadership	Senior management
Description	Enterprise-wide accountability for the Group, reporting to the Board.	The GEC has the ultimate authority within the organisation to set the strategy and direction for the Group.	SVPs have global or end-to-end responsibility for an operating model entity or group function. Positions an operating model entity or function within the broadly defined business direction. Sets Group policy and frameworks. Contributes to the formulation of organisation-wide strategies.	VPs have regional or sector-specific responsibility for a portion of an operating model entity or Group function. Contributes to strategy formulation and then translates this into tactical plans, policies and processes.	Experienced professionals, specialists and experienced tactical leaders. Drives the achievement of objectives through specialisation or management of resources.
Number of permanent employees	2	8	36	191	968

* Top management includes the Joint CEOs, GEC and Senior Vice Presidents.

Remuneration policy

In the policy, we strive to offer all our employees a balanced mix of remuneration programmes that are benchmarked to the market median and strongly linked to performance-based outcomes and applied competence. The mix and flexibility of our remuneration options depend on the type of positions in our organisational structure as well as practices distinct to each geography in which we operate. No form of discrimination is tolerated and salary differentials are substantiated through defensible principles included in our remuneration policy.

Policy design principles

- Positioning Sasol as a preferred employer through an attractive and holistic employee value proposition.
- Fair and responsible remuneration practices, in the context of overall remuneration for all employees including a fair minimum wage.
- Providing a strong relationship between pay and performance in terms of economic, social and environmental measures that promotes an ethical culture and responsible corporate citizenship:
  - Setting a balanced mix of performance targets at Group, Operating Model Entity (OME) and individual levels that drive performance without placing the organisation under undue risk.
  - Using appropriate benchmarks to inform policy decisions and remuneration mix thus ensuring alignment with the industry on a per country basis.
- Recognising equal pay for work of equal value within the ambit of this policy.
- Managing overall employment cost.
- Enabling global employee mobility through a balanced and market-related expatriation policy.



What the policy aims to achieve
Align management's interest with that of stakeholders
How we achieve policy objectives
By linking the achievement of strategic priorities with remuneration outcomes
Why we do this
To drive stakeholder value sustainably

Remuneration philosophy

Sasol's remuneration philosophy is to use internally equitable and externally competitive salary, benefits and incentive structures as a means to attract, retain and motivate qualified, skilled and engaged employees to work towards achieving our strategic objectives in a values-driven manner and create stakeholder value responsibly and sustainably.

Enabling the achievement of key strategic priorities

Our remuneration policy sets the foundation for the development of fixed salary, variable pay plans and benefit structures that address our talent needs and enable the achievement of our strategic priorities. Through our variable pay plans, we drive a high performance culture where employees are encouraged to achieve at an individual, OME and Group level. The Committee annually reviews the targets set in our STIs and LTIs to ensure that these are relevant and aligned with the business priorities.

The following tables show the alignment between the Group's strategic priorities and the targets that were approved for 2019's STI and LTI awards.

Group STI targets

Alignment with the STI

FY19 Top priorities	High severity injuries & fatalities	Cash fixed growth	Production growth	Core headline earnings	Project delivery	Fires, explosions & releases	Energy efficiency	B-BBEE
Pursue zero harm	√		√			√		
Nurture foundation business	√	√	√	√	√		√	√
Sustainable growth & future investment		√	√	√	√			
Resilient organisation		√		√	√		√	√
Drive customer, operational and capital excellence			√		√			

Our top priorities are determined annually in response to the external and internal environments in which we operate and focus the organisation on those key deliverables that will bring us closer to realising our strategic targets. This is how they link to value creation:

High severity injuries & fatalities	Safety of our employees is our priority. Our goal is zero harm.
Continuous Improvement (Cash fixed costs)	Enhancing our foundation business to remain relevant and competitive by improving our gross margin, reducing our cost base and optimising our Statement of Financial Position.
Production growth	Improving production volumes from our foundation businesses and ramp up production from our new operational facilities in Lake Charles to increase earnings.
Core headline earnings	We are committed to returning value to the shareholders and stakeholders before committing to further large growth projects.
Project delivery	We realise that there is room for improvement in our performance and have focused initiatives in place to entrench excellent capital investment and project practices to increase business value.
Fires, explosions & releases	Nothing matters more than everyone returning home safely and, as such, improving safety in our operations is of the utmost importance.
Energy efficiency	We have a long-standing commitment towards promoting energy efficiency (EE) as a key business driver. We strive to continuously improve the EE of all our manufacturing operations in support of asset integrity, and this year we committed to the global Energy Productivity 100 initiative.
B-BBEE	As a responsible corporate citizen, Sasol is committed to promoting inclusivity and diversity while growing the company.

with the These CPTs link to our long-term strategic targets and create value in the following ways: allocation and driving timely project completion. Remuneration governance and fair pay practices Sasol complies with the relevant remuneration governance codes and statutes that apply in the various jurisdictions within which it operates. Recommended practices stated under Principle 14 of the King IV Code™ are applied and explained throughout this report. The Sasol remuneration policy is designed to support fair pay practices. Risk management Risk management in accordance with the terms of of Executive Directors. • We have a Clawback and malus policy in place. the normal course of business, • The Remuneration Committee ensures effective risk management oversight in relation to material risks within the Committee’s scope and will exercise its discretion within the Group’s overall risk framework. • The remuneration policy is transparent to all stakeholders. • All incentive plans and the remuneration mix are reviewed annually. • Executives do not approve their own benefits or remuneration. Remuneration risk is reviewed • All exceptions are approved by the Committee and by the Board in the case reference of the Committee. In Sasol aligns remuneration • Our LTI plan design ensures that top management’s awards are subject to decisions with strategic business split vesting of 50% after 3 years and the balance after 5 years. objectives. • Maximum earnings exist through the design of our STI and LTI plans. Growth in production volumes per head Through production improvements and an efficient workforce, we increase earnings for our shareholders. Return on Invested Capital (excluding assets under construction AUC) ROIC reflects an earnings return measure in respect of capital investments, effective capital TSR vs MSCI World Energy Index Total shareholder return (TSR) is a measure of the performance of the Group’s share price over time relative to peers, and combines both share price appreciation and dividends paid to indicate the total value created to shareholders. TSR vs MSCI Chemicals Index LTI Corporate Performance Targets (CPTs) Alignment LTI 2022 Strategic targets Return on invested capital Total shareholder return – MSCI Chemical Index Total shareholder return – MSCI World Energy Index Production volume growth/ headcount ROIC EBIT growth Dividend returns Zero ham

The use and application of remuneration benchmarks We use benchmark data for purposes of developing pay bands, incentive plans and for the comparison of employee benefits. One of the Committee’s key tasks is to preserve the relevance, integrity and consistency of benchmarking. Management also consults survey reports from various large remuneration firms. The data sources for the following employee groups are: Employees in international environment GEC Rest of SA employees Executive remuneration comparator group and data in executive surveys Survey reports from PwC Remchannel and Mercer Survey data from Korn Ferry, ECA, Mercer and Willis Towers Watson In 2019, we used data from the revised peer group that was selected at the end of 2018. Although the peer group had changed extensively, this did not have a big impact on the remuneration benchmarks. This peer group was selected on the basis that it appropriately reflects Sasol’s business composition, geographical footprint and model, as well as market capitalisation and the inclusion of more specialty chemical companies. We considered for inclusion companies in the MSCI global energy index, chemicals index and the JSE Top 40. We use the following peer group in the benchmarking of executive pay lines and variable pay plans as well as the setting of fees for Non-executive Directors. • Anglo American PLC• MTN Group Ltd • BASF SE• Origin Energy Ltd • Continental Resources Inc • Pioneer Natural Resources Co • Evonik Industries AG • Air Products & Chemicals Inc • Hess Corporation • Akzo Nobel NV• Imperial Oil Ltd • Albemarle Corporation • Kumba Iron Ore Ltd • Anadarko Petroleum • Lyondell basell Industries NV corporation • Mondi PLC • Apache Corporation • Noble Energy Inc • BHP Billiton PLC• Phillips 66 • Covestro AG• Solvay SA • Devon Energy Corporation • Suncor Energy Inc • Eastman Chemical Company • Williams Companies Inc PEER GROUP The group comprises 26 companies, which represent more relevant size and sector comparators Comparator group rationale We recognised that some of the companies that had been included in the peer group since 2015, were for various reasons, no longer relevant. To allow for more compatibility, we needed to include more chemicals companies from the MSCI World Chemicals Index. We also needed to exclude some of the companies with a market capitalisation much larger than that of Sasol. Comparator companies

Key remuneration elements These are the key components of Sasol’s remuneration policy: salary payments on a bi-weekly basis in line with local the Committee and set in accordance with market considered for adjustments if justified. bargaining sector as across-the-board increases are applied The beneficiaries of employees who pass away while in the Company and the employee. Allowances are paid in terms of statutory quantum depends on the retirement plan of which they jurisdiction. A number of special allowances including, inter are paid together with salaries. Total guaranteed package or base salary TGP = Total guaranteed package = Employees in countries other than South Africa and Base salary + cost of all employer contributions. employees in the South African collective bargaining Broad pay bands set with reference to location and sectors are paid a base salary rather than a TGP. sector-specific median benchmark points. Salaries are paid monthly to all employees except for The total cost of annual increases is approved by employees in the United States and Canada who receive movement, affordability and forecast inflation. market practice. Employees who are promoted are Performance-based increases are not applied for the with effect from 1 July. For other employees, the effective date is 1 October. The Group’s expatriate remuneration policy enables Expatriate salaries are adjusted for cost-of-living and global mobility of key management and specialists. location differences and tax equalisation is mostly applied. Benefits and allowances Benefits include, but are not limited to, Benefits are offered on retirement, for reasons of sickness, membership of a retirement plan, healthcare and disability or death. risk cover to which contributions are made by both service receive additional insurance cover of which the compliance or as is applicable in a sector/ were a member during service. Allowances are linked to roles within specific locations and alia, housing, cost of living, home leave and child education are included in the Group’s expatriate There are no allowances paid to positions in senior policy. management and higher, except for expatriates. COMPONENT POLICY APPLICATION

COMPONENT	POLICY	APPLICATION	WEIGHTING (GEC)	WEIGHTING (BELOW GEC)
STI	A single STI structure is applied globally and paid annually in September after Committee approval. Most mining employees earn a production bonus which is paid monthly. Target incentives align with median benchmarks. The STI structure consists of Group, entity and individual performance targets set in advance of every financial year. Group, entity and individual performance targets are reviewed annually to ensure relevance, continuous improvement and alignment with the Group's strategic objectives, which includes safe, sustainable operations. The Committee can exercise its discretion to pay incentives as deemed appropriate, and based on affordability.	Growth in core headline earnings	30%	30%
		Growth in production volumes	20%	30%
		Cost efficiency to support Continuous Improvement	20%	30%
		Project delivery	5%	10%
		Energy efficiency	5%	–
		B-BBEE targets (for South African entities in respect of preferential procurement (5%) and employment equity (5%))	10%	–
		Safety and sustainability targets – Fatalities, High Severity Injuries (5%), fires, explosions and releases (FERs) (5%)	10%	–
		Total	**100%**	**100%***
		* OME incentive targets are set in line with business plans approved by the responsible EVP. These include safety and energy efficiency targets set at the OME level and for South African OMEs, B-BBEE targets.		
		Sustainability is a key performance objective and measured at Group and OME levels. In addition to the Group targets, the following objectives are included in operational STI scorecards, as applicable: safe transportation of hazardous chemicals, occupational health measures, carbon emissions and leaks or spills of hazardous materials. These measures balance safety, environmental sustainability and operational performance criteria. Individual targets are included in the performance agreement. These also include major project milestones where relevant.		
		The Board has discretion to impose additional penalties for fatalities.		
		Individual targets are agreed in the annual individual performance contract, and performance against objectives is assessed bi-annually.		

COMPONENT	POLICY	APPLICATION	GEC	OTHER PARTICIPANTS
LTI	Equity-settled awards linked to the market value of a Sasol ordinary share (or American Depository Receipts (ADR) for international employees), subject to vesting conditions. The Committee governs LTI awards and considers these in respect of: • Internal promotions to qualifying roles and external appointments; • Annual awards to eligible employees; and • Discretionary awards for purposes of retention. Awards are linked to the role and individual performance, and vesting is subject to service and performance targets. The vesting period is three years for participants in leadership and senior management. A split vesting period of three and five years applies to participants in top management.	Growth in production volumes per head (25%)	✓	✓
		Return on invested capital (excluding AUC) (25%)	✓	✓
		TSR vs MSCI World Energy Index (25%)	✓	✓
		TSR vs MSCI Chemicals Index (25%)	✓	✓
		Retention shares	**0%**	**40%**
		Performance shares	**100%**	**60%**
		Vesting	50% after 3 years	100% after 3 years except SVPs that have the same vesting periods as members of the GEC
			50% after 5 years	–

Detail of key remuneration components

Base salary/total guaranteed package (TGP) and benefits

South African employees who are not covered by collective bargaining agreements receive a TGP which includes employer contributions towards retirement, risk and healthcare benefits. In terms of this model, all changes to benefit contribution levels are cost neutral to the employer and increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees. All other employees receive a basic salary. In some jurisdictions, a thirteenth cheque is payable.

Performance-based increases are not applied for the South African collective bargaining sectors as across-the-board increases are applied with effect from 1 July each year. In all other jurisdictions, annual increases are distributed with reference to merit and the positioning in the pay band. Increases are also negotiated with trade unions and works councils in the USA, Germany and Italy.

In the SA mining sector, 2019 was the second year of a three-year wage increase agreement for Sasol. The revised minimum monthly salary of R9 300 per month, effective 1 July 2018, translates to an annual minimum total guaranteed package excluding incentives and overtime, of R217 260 or R18 105 per month – the difference between this amount and the base salary of R9 300 per month is the cost of employer contributions towards benefit plans as well as allowances payable.

Aware that our employees were highly indebted, in 2019 we implemented programmes to assist employees in the process of legally challenging garnishee orders, to restructure debt and to educate employees on financial management.

In addition, in 2018/19, we administered a 'Quality of Life' survey in South Africa and Mozambique to assess the living standards of our employees. This survey includes questions on the form of housing employees use, the extent to which they support extended families, and which benefits they value the most and the least. This information was processed and analysed, and then informed the decision by the GEC to implement Sasol Cares. Employees in leadership positions are not eligible for participation in Sasol Cares.

SASOL Cares

Sasol Cares not only enhances our employee value proposition, but also seeks to help employees alleviate some of the challenges they face. The initiative assists employees in the following areas:

- SASOL Cares – Education Support
- SASOL Cares – Sasolmed Support
- SASOL Cares – School Bag & Stationery
- SASOL Cares – Share Savings Plan
- SASOL Cares – Money Matters
- SASOL Cares – Home Ownership

Short-Term Incentive plan (STI)

The configuration and weightings attached to the different parts of the STI formula differ to the extent that employees can influence the achievement of performance objectives either directly or indirectly.

STI Factors

Members of the GEC

STI target %
Derived from benchmarking positions of similar complexity in the comparator group

X

Group performance factor (0% to 150%)
Performance measured against financial and non-financial drivers

X

Individual portfolio performance factor (0% to 150%)*
Assessment of individual performance against project milestones, individual and OME targets

Members below the GEC

STI target %
Derived from benchmarking positions of similar complexity in the comparator group

X

Group performance factor (50% to 150%, 80% to 120%)
Performance measured against financial and non-financial drivers

X

OME Score (0% to 100%)
Performance measured against financial and non-financial drivers for the specific OME

X

Individual portfolio performance factor (0% to 150%)*
Assessment of individual performance against project milestones, and individual targets

* The individual performance factor ranges from 0% to 150%, but must balance at 100% across the Group.

Long-Term Incentive plans (LTI)

Sasol offers eligible employees in middle management, senior management and top management, the opportunity to participate in a LTI plan to enhance retention over the long term and align these participants' interests with that of our shareholders. LTIs form an important part of our pay mix.

Equity-settled LTI plan

The equity-settled LTI plan gives participating employees the opportunity, subject to the vesting conditions, to receive Sasol ordinary shares or ADRs. Participants have the option to sell or retain the shares after the vesting period. A split vesting period applies to top management, where 50% of the award vests subject to the achievement of CPTs after three years from the date of grant (performance period). The balance is released to the participant after a five-year period subject to the vesting conditions. Accelerated vesting principles in cases of termination for 'good leavers' do not apply to top management. A service penalty is applied for all participants whose services are terminated under 'good leaver' conditions before the end of the performance period.

Cash-settled LTI plan

In regions where we do not offer an equity-settled plan due to legislative restrictions or logistical reasons, eligible employees may participate in a cash-settled LTI plan with the same conditions that are applicable to equity instruments, except that they are settled with cash.

Pay mix – minimum, on-target, and maximum performance for executive management The threshold, target and maximum reward outcomes under the terms of the policy are indicated in the following graph: Retention and sign on payments The sign-on payment and retention policy may be used in the recruitment of candidates in specialised or scarce skill positions, mostly in senior levels, or to retain critical skills. Cash retention payments are linked to retention periods of at least two years. Retention shares are granted under the LTI plan. 800 700 600 500 400 300 200 100 0 Minimum shareholding requirements The share ownership guideline effective 1 July 2016 requires the following holdings: • Joint Presidents and Chief Executive Officers: 300% of annual pensionable remuneration. • Chief Financial Officer and other Executive Directors: 200% of annual pensionable remuneration. The requirement must be achieved within five years from the date of appointment and the Board holds the directors accountable to meet this requirement. Joint Presidents Joint PresidentsJoint Presidents Executive Executive Executive Director at maximum GEC at threshold GEC at target GEC at maximum and CEOs at threshold and CEOs at and CEOs at target maximum STILTI Director at Director at threshold target TGP The graph indicates a balanced portfolio of rewards allocated in terms of base salary/TGP, short-term and long-term incentives, tied to the achievement of Group and individual targets set over the short and long term to ensure sustainable focus on the Group’s strategic objectives. The pay mix is reviewed annually. Clawback and malus policy The Sasol Clawback policy has been in effect since 2015 and was previously applicable to SVPs, EVPs and Executive Directors. The Committee has now extended the application of the policy to include VPs, clarified trigger events, and included a malus clause. The clawback and/or malus clauses can be triggered at the discretion of the Sasol Limited Board or Remuneration Committee, in the event of the following conditions: • Where there has been an overpayment of an incentive grant due to a material misstatement in the Company’s financial reports; • Where the Company discovers that an error was made in the calculation of any performance condition; • As a result of events that occurred prior to the grant or vesting that have led to material downturn in performance, corporate failure and/or reputational damage; • Serious misconduct on the part of the employee; and • Where there has been a material misrepresentation or non-disclosure on the part of the employee. Measurement of Prescribed Officers and Executive Directors’ performance The Joint CEOs table the performance outcomes of all Prescribed Officers to the Committee to inform the award and vesting of annual increases and incentives. The Chairman of the Board tables the performance outcomes and proposed rewards for the executive directors at the committee which recommends it to the Board. Strategic leadership Executive service contracts The term of office of the Joint Presidents and CEOs is not specified in the company’s memorandum of incorporation. Members of the GEC have permanent employment contracts with notice periods of three to six months. The contracts provide for salary and benefits as well as participation in incentive plans on the basis of Group and individual performance and as approved by the Board. EVPs who are members of the South African Sasol Pension Fund are required to retire from the Group and as directors from the Board at the age of 60, unless they are requested by the Board to extend their term. Perquisites available to the members of the GEC are disclosed in the implementation report. Performance against targets Reward outcomes % supported by the performance review are tabled at the Board by the Chairman of the Board, resulting in rewards that are approved by the Board prior to any pay-out or vesting thereof. is assessed bi-annually and the final scores for the directors are recommended by the Chairman of the Board to the Committee for consideration. includes objectives linked to financial and non-financial results, project performance, stakeholder relationships, culture and values, approved at the start of the financial year. 400 300 220 200 259 150 203 110 169 115 90 75 100 100 100 100 100 100 100 100 100

Termination arrangements applicable to GEC

REMUNERATION POLICY COMPONENT	VOLUNTARY TERMINATION (i.e. resignation)	INVOLUNTARY TERMINATION (i.e. retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver')
Base salary	Payable up to the last day of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last day of service including a three to six month notice period.
Healthcare	Benefit continues up to the last of service.	Benefit continues up to last day of service; employees who qualify for the post-retirement subsidy continue to receive the employer's contribution.
Retirement and Risk plans	Employer contributions are paid up to the last day of service. The employee is entitled to the full value of the investment fund credit and any returns thereon.	
Other benefits	Not applicable.	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments or mutually agreed terminations.
Short-term incentive	If the executive resigns on or after 30 June, there is an entitlement for consideration of the STI which may be applicable for the past financial year, subject to the achievement of performance targets. No pro rata incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal, resignation or mutual separation.	A pro rata incentive may be considered for the period in service during the financial year subject to the meeting of performance targets.
Long-term incentive	All vested Share Appreciation Rights (SARs) to be exercised by the last date of service. All unvested LTIs are forfeited.	The original vesting period remains unchanged up to the normal date of retirement and then vests subject to the achievement of CPTs as well as an application of a service penalty for the period not worked during the vesting period. No accelerated vesting applies to long-term incentives but a service penalty will be applied at the end of the vesting period. No pro rata awards are made.

Non-executive Director (NED) fees

Non-resident directors (NEDs) are appointed to the Sasol Limited Board based on their ability to contribute competence, insight and experience appropriate to assisting the Group to set and achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of director necessary to contribute to a highly effective board. They do not receive short-term incentives, nor do they participate in long-term incentive plans. No arrangement exists for compensation in respect of loss of office.

NEDs are paid a fixed annual fee in respect of their Board membership, as well as supplementary fees for committee membership and an additional committee fee for special purpose committees of the Board. Actual fees and the fee structure are reviewed annually. A travel allowance is payable for international travel but was not implemented in 2019.

The Board was of the view that the different fee structures for resident and non-resident NEDs was not justifiable. Therefore, in 2018, we consulted with our large institutional investors on a proposal for a single currency fee structure.

At the November 2018 AGM, shareholders voted on the requisite resolution, which was duly passed. The new structure has been implemented and is being phased in until 2021.

The phased approach comprises a staggered progression of fees up to 2021 at which point the standard dollar-based structure will be applied to both resident and non-resident NEDs uniformly.

The fee structure and levels were informed by the data collected from the revised peer group.

Where current NEDs' fees are higher than the new single currency fee structure, their fees are kept unchanged up to a maximum of three years from the implementation date of the new single currency fee structure.

Annual Non-executive Directors' (NED) fees:

	2018	
	2018 excl. VAT (1 July 2017 to 15 November 2018)	
	Chairman	Member
Resident NEDs		
Non-executive Directors		R723 000
Audit Committee	R398 000	R199 000
Remuneration Committee	R272 000	R136 000
Capital Investment Committee	R234 000	R117 000
Digital, IM and Hedging Committee	R234 000	R117 000
Nomination and Governance Committee	R234 000	R117 000
Safety, Social and Ethics Committee	R234 000	R117 000
Lead Independent Director (additional fee)[8]		R253 050
Attendance of out-of-cycle formal Board and Committee meeting (per meeting)[7]		R21 000
Non-resident NEDs		
Non-executive Directors		$150 000
Audit Committee	$54 000	$27 000
Remuneration Committee	$41 000	$20 500
Capital Investment Committee	$37 000	$18 500
Digital, IM and Hedging Committee	$37 000	$18 500
Nomination and Governance Committee	$37 000	$18 500
Safety, Social and Ethics Committee	$37 000	$18 500
Lead Independent Director (additional fee)[8]		$52 500
Attendance of out-of-cycle formal Board and Committee meeting (per meeting)[7]		$1 615

	2019	
	Fees incl. VAT with effect from 16 November 2018[2,4]	
	Chairman	**Member**
Chairman[1,6]	**$445 000**	
Non-executive Directors		**$150 000**
Audit Committee	**$40 000**	**$20 000**
Remuneration Committee	**$20 000**	**$12 000**
Capital Investment Committee	**$16 000**	**$11 000**
Digital, IM and Hedging Committee	**$16 000**	**$11 000**
Nomination and Governance Committee	**$16 000**	**$11 000**
Safety, Social and Ethics Committee	**$16 000**	**$11 000**
Lead Independent Director (additional fee)[8]		**$40 000**
Member of Special purpose ad hoc Board Committees (per meeting)[3]		**$2 000**

Travel allowance[5]	**Once off allowance payable per cycle**
Less than 10 hours travel	**$5 000**
Between 10 and 15 hours travel	**$10 000**
More than 15 hours travel	**$15 000**

Notes

1 Chairman of the Board fee, inclusive of all fees payable for attendance or membership of Board Committees and directorship of the company.
2 Fees including VAT to be phased in over a period of two to three years with effect from 16 November 2018.
3 Fee introduced as at 16 November 2018.
4 For the fee structure applicable from 16 November 2018 for non-resident Non-executive Directors, the following rule applies: where the total prior year fees inclusive of VAT (on a like-for-like basis), are higher than the new structure, the previous fee will be retained to ensure that the Non-executive Director is not financially worse off with the implementation of the new fee structure.
5 Travel allowance implemented for all directors as appropriate when travel is required.
6 Chairman fee of $445 000 to be phased in over a three-year period.
7 Fee removed from 16 November 2018.
8 Lead Independent Director fee prior to 16 November 2018 calculated at 35% of Board fee for both non-resident and resident Lead Independent Director roles.

Sasol Khanyisa Employee Share Ownership

Sasol Khanyisa was approved by our shareholders in November 2017. It is a B-BBEE scheme designed to enable Sasol to receive the required accreditation under the Department of Trade and Industry Codes scheme and is not considered to be part of our benefit or reward structures due to the nature thereof.

18 282 employees received a Tier 1 Khanyisa award of R100 000 with a three-year vesting period, and 18 301 employees received a Tier 2 Khanyisa award which has a 10-year vesting period which value will be determined over time.

Implementation report This section provides a view on how our remuneration policy was implemented, and also sets out the relationship between company performance and Executive Directors’ and Prescribed Officers' remuneration outcomes against incentive plan targets as well as minimum shareholding requirements. The tables contained in this section, provide information on all amounts received/receivable by members of the GEC (including the Presidents and J-CEOs). The structure of the implementation report, is as follows: General Executive Directors Prescribed Officers Other share-holding Non-executive Directors • Fees paid over 2019 • Khanyisa shareholding • Beneficial shareholding • Determination of annual STI award which was calculated but not paid • Remuneration and benefits paid disclosed in terms of the single total figure methodology • Outstanding LTI holdings • Determination of annual STI award which was calculated but not paid • Remuneration and benefits paid disclosed in terms of the single total figure methodology • Outstanding LTI holdings • Minimum shareholding requirements • Resultant outcomes of the group performance factor for 2019 as well as an overview of performance against targets for the past three financial years • Resultant outcomes for the CPTs set for the LTIs that are due to vest in 2020, as at 30 June 2019 as well as an overview of the performance against the CPTs set for the past financial years and unvested LTIs

As indicated in the remuneration policy, Sasol operates a STI and LTI plan, and any value derived from these are tied to value creation in different forms.

The following table provides the outcomes against the 2019 group performance targets that were set for the STI plan.

	KPI – Key performance indicator	Group targets	Weighting	Threshold (Rating = 0%)	Target (Rating = 100%)	Stretch target (Rating = 150%)	Achievement	Weighted achievement
	Cost-efficiency to support Continuous improvement[1]	YoY increases in Cash fixed costs excl LCCP (Foundation business)	20%	Approved Group FY19 CFC budget including efficiencies derived from Continuous Improvement Projects and Digitisation (2018 CFC + 6,5%)	Approved Group FY19 CFC budget including efficiencies derived from Continuous Improvement projects and Digitisation (2018 CFC + 5%)	Approved Group FY19 CFC budget including efficiencies derived from Continuous Improvement Projects and Digitisation (2018 CFC + 4%)	CFC 1,6% below target	0%
	YoY growth in Core headline earnings[1]	% Core headline earnings growth	30%	2019 = 2018 Core Headline Earnings; this equals the 2019 budget	2018 Core Headline Earnings + 2%	2018 Core Headline Earnings + 5%	Core headline earnings increased by 5,6%	45%
	YoY growth in production volumes (normalised for planned shut downs; excl Gabon, Natref & Mining)[2]	Volume growth in fuel equivalent tons	20%	2018 Volumes + 1%	2018 Volumes + 2%	2018 Volumes + 4%	0,8% below previous year	0%
	Project delivery	On time & budget delivery	5%	Weighted average of project scores according to EOJ[4] as estimated at the start of the FY Threshold: 50%	Weighted average of project scores according to EOJ as estimated at the start of the FY Target: 80%	Weighted average of project scores according to EOJ as estimated at the start of the FY Stretch: 150%	Missed 6 milestones	0%
ESG measures	**ESG: Safety & Environment**	Safety (high severity injuries including fatalities)	5%	9 (injuries incl fatalities): 0%	6 (injuries incl fatalities): 100%	3 (injuries incl fatalities): 150%	3 fatalities and 2 high severity injuries[3]	5%
ESG measures	**ESG: Safety & Environment**	SHE safety lagging indicators – occupational safety	5%	19 FERs	17 FERs	15 FERs	19 significant FERs	0%
ESG measures	**ESG: Safety & Environment**	SHE environmental & sustainability – energy efficiency index in South African operations	5%	Group Energy Intensity improvements on 2018: Consolidated Group Threshold Target from individual hubs: 0,3%	Group Energy Intensity improvements on 2018: Consolidated Group Threshold Target from individual hubs: 0,5%	Group Energy Intensity improvements on 2018: Consolidated Group Threshold Target from individual hubs: 0,8%	>1% improvement	7,5%
ESG measures	**B-BBEE (Group)**	B-BBEE Preferential procurement	5%	16,38 for PP on the B-BBEE scorecard (out of 25)	17,38 for PP on the B-BBEE scorecard (out of 25)	18,38 for PP on the B-BBEE scorecard (out of 25)	20,79	7,5%
ESG measures	**B-BBEE (Group)**	Employment equity – African and Coloured appointments in senior positions	5%	50% of all opportunities employed in the targeted groups	70% of all opportunities employed in the targeted groups	80% of all opportunities employed in the targeted groups	Utilised 53% of opportunities to appoint Coloured and African males and females in senior positions	0,7%
			100%					**65,70%**

1 The cost of STIs not paid, added back to ensure a consistent baseline against 2020.
2 Volumes normalised for planned shutdown periods and factors caused outside of management's control e.g. force majeure declared by service providers in Eurasia and Eskom electricity outages in South Africa.
3 Additional penalty applied for fatalities to reduce the scoring from "Stretch" to "On Target".
4 End-of-Job (EOJ).

For comparative purposes the following table sets out the Group's performance on a weighted basis against STI targets for the previous two years.

Period	Growth in headline earnings	Production volumes	Growth in cash fixed costs	Working capital and gross margin	Project delivery	Safety & environment	Preferential procurement and employ-ment equity	Total
2018	0%	13,5%	18,2%	3,7%	5,0%	15,1%	7,5%	**63%**
2017	0%	28%	19,4%	4,1%	n/a	10,1%	11,3%	**73%**

The following table provides the outcomes against the corporate performance targets (CPTs) which were linked to the 2017 Long-Term Incentive awards, which are due to vest in 2020. The vesting percentage is determined by the Group's performance against CPTs over the period 1 July 2016 to 30 June 2019.

Measure	Weighting	Threshold (0%)	Target (100%)	Stretch (200%)	Performance	Weighted achieve-ment
Increase in tons produced/head	25%	0% improvement on base	1% improvement on base	2% improvement on base	**1,45% improvement on base**	**36,2%**
Return on invested capital (ROIC)	25%	Three-year average ROIC (excl. AUC[3]) at 1 x times WACC (hurdle)	Three-year average ROIC (excl. AUC) at 1,3 times WACC	Three-year average ROIC (excl. AUC) at 1,5 times WACC	**Three-year average ROIC (excl. AUC) at 9,14%**	**0%**
TSR – MSCI World Energy Index	25%	Below the 40th percentile of the Index	60th percentile of the Index	75th percentile of the Index	**41st percentile of the Index**	**10,8%**
TSR – MSCI Chemicals Index	25%	Below the 40th percentile of the Index	60th percentile of the Index	75th percentile of the Index	**6th percentile of the Index**	**0%**
Achievement						0% to 200% range[1] = 47% 40% to 160%[2] = 68,2%

1 Executive Vice-Presidents, CFO and Joint CEOs.

2 All other participants.

3 AUC = Assets under construction.

The following table sets out the outstanding unvested LTI awards that are in issue as well as the weightings linked to the respective CPTs:

Outstanding unvested LTI awards

Financial year of allocation	Vesting year (financial year)	Vesting range	Return on invested capital	Increase in tons produced/head	TSR vs MSCI World Chemicals index	TSR vs MSCI World Energy Index
2018	2021 & 2023	0% to 200%[1] 40% to 160%[2]	25%	25%	25%	25%
2019	2022 to 2024	0% to 200%[1] 40% to 160%[2]	25%	25%	25%	25%

1 Executive Vice-Presidents, CFO and Joint CEOs.

2 All other participants.

The following section provides information on how the reward outcomes were determined for Executive Directors:

Executive Directors:

a. Factors considered in the final calculation of the annual STI amount

The Group's performance as well as the individual's performance are considered.

The final individual performance factors (IPFs) are disclosed in a range.

Although an STI amount could have been paid in terms of the meeting of the different targets, the Board made a decision to not make any payment of STIs to executive directors, prescribed officers and senior members of the LCCP project management team.

Executive Directors	TGP/Base salary as at 30 June 2019 A	Target % B	Group factor % C	Individual performance factor % range[2] D	2019 calculated STI value (Not paid) E = AxBxCxD
SR Cornell[1]	$990 000	115%	65,70%	<90%	$355 297
B Nqwababa	R10 963 220	115%	65,70%	<90%	R4 141 630
P Victor	R7 700 741	90%	65,70%	90% – 100%	R4 553 448

1 Gross US dollar salary.

2 Actual score determined by performance against individual scorecard, in range of 0% – 150% (IPF).

This penalty was considered in terms of the performance in 2019, as well as the factors that were considered in the respective performance factors in 2018.

b. Remuneration and benefits approved and paid in respect of 2019 for Executive Directors

Amounts are stated in ZAR even though Mr Stephen Cornell, as a US citizen on an expatriate assignment in South Africa, earns his monthly salary in USD.

Mr Cornell received an annual salary increase on 1 October 2018 of 4,76% to increase his annual salary from US$945 000 to US$990 000. Any other increase in costs is as a result of the depreciating ZAR against the USD.

	SR Cornell[3,4,5] (J-CEO and President)		B Nqwababa[6] (J-CEO and President)		P Victor (CFO)	
Executive Directors	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000
Salary	**17 918**	15 215	**9 621**	8 955	**4 655**	4 538
Risk & Retirement Funding	**825**	819	**1 029**	857	**2 686**	2 216
Vehicle benefit	**332**	309	**–**	–	**100**	100
Healthcare	**362**	331	**87**	82	**94**	88
Vehicle insurance fringe benefit	**–**	–	**6**	6	**6**	6
Security benefit	**1 228**	1 266	**467**	406	**–**	–
Other benefits	**7 498**	8 491	**27**	35	**7**	–
Total salary and benefits	**28 163**	26 431	**11 237**	10 341	**7 548**	6 948
Annual short-term incentive[1]	**–**	10 882	**–**	7 798	**–**	4 407
Long-term incentive gains[2,7]	**8 972**	8 956	**9 173**	7 754	**6 880**	2 744
Total annual remuneration	**37 135**	46 269	**20 410**	25 893	**14 428**	14 099

From the single total figure table the following can be seen:

- No cash STI was awarded.
- The LTI gains, which are calculated at the share price of $19,03 (ADRs), R284,78 (JSE) on 17 October 2019 (but due to vest over 2020), is as a result of the CPT achievement of 47%. These include the on-appointment/promotional LTI awards that were granted in 2016 to on-appointment/promotional LTI awards were granted to the J-CEOs and Presidents as well as the CFO when they were appointed into these positions. As per the policy at the time, the on-appointment/promotional LTI award was linked in full to CPTs although the intention was to provide a significant opportunity for these directors to build-up shareholding in meeting the minimum shareholding requirements. Due to the low vesting, this intention has not been fully achieved.

1 No STI payment was approved for 2019.

2 Long-term incentives for 2019 represent the award made on 26 September 2016. The amount is calculated in terms of the number of LTIs x corporate performance target achieved (47%) x closing share price on 17 October 2019. The actual vesting date for the annual awards made on 26 September 2016 is 30 October 2019; which is subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 30 October 2019 and the balance in September 2021, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of 50%, the full amount is disclosed in the single figure table.

3 The balance of the increase in salaries and benefits stated in ZAR is due to the depreciating ZAR against the USD as Mr Cornell receives his salary in USD. Other benefits include accommodation (R1 494 731), school fees (R275 611), tax consulting fees (R14 871), home leave allowance (R520 000), the third tranche of the staggered sign on payment offered when he joined Sasol and which became due in March 2019 (R1 440 214) and tax on expatriate allowances and benefits (R3 752 962). Salary now includes the cost of tax equalisation.

4 Mr Cornell's 2018 'Salary' was restated to include the expatriate tax on salary (R3 200 644) which was previously disclosed under 'Other Benefits'. The Total Salary and Benefits remain unchanged. Salary now includes the cost of tax equalisation.

5 Mr Cornell participates in an individual Senior Executive Retirement Plan (SERP) in order to adjust for differences between the benefits that would have been payable under his previous employer's Defined Benefit retirement fund and the benefits payable under the retirement programmes of Sasol (USA) Corporation. The SERP benefit is payable to Mr Cornell following his death, disability or termination of employment for any reason other than cause.

6 Other benefits include private accommodation and meals (R27 150).

7 LTIs to vest in 2020 will be taken in shares towards meeting the minimum shareholding requirements.

The following tables set out the number and intrinsic value of the unvested LTI holdings that have been awarded to the Executive Directors.

c. Unvested LTI holdings (number):

Executive Directors	Cumulative balance at the beginning of the year	Granted[1] in 2019	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled[2]	Cumulative balance at the end of the year
SR Cornell	125 372	**43 555**	(7 130)	1 319	(9 254)	153 862
B Nqwababa	122 328	**39 062**	(6 200)	1 277	(8 177)	148 290
P Victor	76 396	**20 833**	(1 116)	452	(2 894)	93 671
Total	324 096	**103 450**	(14 446)	3 048	(20 325)	395 823

1 LTIs granted on 3 September 2018.

2 50% of the award that vest in 2019 is still subject to a continued employment period of two years.

d. Unvested LTI holdings (intrinsic value):

Executive Directors	Intrinsic cumulative value at beginning of year[1] $'000 and R'000	Intrinsic value of awards made during the year $'000 and R'000	Change in intrinsic value for the year[2] $'000 and R'000	Effect of corporate performance targets $'000 and R'000	Dividend equivalents $'000 and R'000	LTIs settled[3] $'000 and R'000	Intrinsic cumulative value at end of year $'000 and R'000
SR Cornell	$4 581	$1 665	($1 841)	($275)	$51	($357)	$3 824
B Nqwababa	R61 513	R22 250	(R24 622)	(R3 411)	R703	(R4 498)	R51 935
P Victor	R38 416	R11 867	(R15 519)	(R614)	R249	(R1 592)	R32 807

1 Intrinsic values at beginning and end of year have been determined using the closing share price of R350,21 (US$24,85) and R502,86 (US$36,54) on 30 June 2019 and 30 June 2018.

2 Change in intrinsic value for the year results from changes in share price.

3 Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2018 that was settled in the 2019 financial year. Difference between long-term incentive gains disclosed in 2018 and amount settled in 2019 is due to differences in actual share price at vesting date and the share price on 17 August 2018 being the disclosure date.

There are no outstanding Share Appreciation Rights to Executive Directors on 30 June 2019.

e. Progress against minimum shareholding requirement (MSR):

The following table indicates progress against the MSR three years after the appointment of the executive directors.

						Vested shares subject to continued employment only until 2020/2021[4] (excluding accrued dividend equivalents)			
Beneficial Shareholding	Minimum Shareholding Requirement (MSR) to be achieved by 2022	Beneficial shareholding – 30 June 2019[3]	Post-tax vesting – 30 October 2019 (47%)[5]	Beneficial shareholding value (including 30 October 2019 post tax vesting)	% MSR Achieved	Number of shares to vest – 21 September 2020	Number of shares to vest – 26 September 2021	Total nr of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment[5]
SR Cornell[1]	$2 700 000	–	$336 584	**$336 584**	12%	7 935	14 100	22 035	**$419 326**
B Nqwababa[2]	R19 740 000	R8 944 939	R2 836 624	**R11 781 563**	60%	6 900	14 100	21 000	**R5 980 380**
P Victor[2]	R8 680 000	R851 950	R2 127 468	**R2 979 418**	34%	2 442	10 575	13 017	**R3 706 981**

1 Mr Cornell has committed to paying in the tax liability on the shares to vest on 30 October 2019. He will thus take ownership of all the shares that vest.

2 Messrs Nqwababa and Victor have committed to take ownership of the vested shares that remain after sufficient shares have been sold to offset the tax liability.

3 Beneficial shareholding balance as at 30 June 2018 valued at R502,86, the holdings acquired during 2019 is valued at the higher of the acquisition price or the closing price on 17 October 2019.

4 Corporate performance conditions have already been applied, the shares are subject to continued employment. This table excludes LTIs to vest in 2021 and 2022 that are subject to CPTs.

5 Valued at closing price of 17 October 2019.

The following section provides information on how the reward outcomes were determined for the Prescribed Officers:

Prescribed Officers

a. Factors considered in the final calculation of the annual STI award.

The Group's performance as well as the individual's performance are considered.

The final individual performance factors (IPFs) are disclosed in a range.

The Committee applied its discretion and imposed a 100% penalty on these incentives due to the LCCP cost and schedule overruns.

Prescribed Officers	TGP/Base salary as at 30 June 2019 A	Pro rata % B	Target % C	Group factor % D	Individual performance factor range[3] E	2019 calculated STI value (Not paid) F=AxBxCxDxE
HC Brand[2]	R5 030 670	24,93%	75%	65,70%	90% – 110%	R618 018
FR Grobler[1]	R6 400 000	100%	75%	65,70%	90% – 110%	R3 468 960
JR Harris[1]	£360 500	100%	75%	65,70%	90% – 110%	£186 518
VD Kahla	R6 871 572	100%	75%	65,70%	90% – 110%	R3 555 265
BE Klingenberg	R8 163 664	100%	75%	65,70%	90% – 110%	R3 620 381
CK Mokoena	R5 644 500	100%	75%	65,70%	90% – 110%	R2 642 261
M Radebe	R5 927 536	100%	75%	65,70%	90% – 110%	R2 774 754
SJ Schoeman[1]	R6 410 001	100%	75%	65,70%	40% – 50%	R1 579 264

1 Calculation shown for illustrative purposes only. According to the Expatriate policy, the STI payable would be calculated on the Net Indicative Assignment Salary.

2 Mr Brand is acting as EVP effective 1 April 2019 – pro rata calculation applied. Acting allowance of R750 000 per annum added to his TGP for purposes of calculations.

3 Actual score determined by performance against individual scorecard, in range of 0% – 150%.

b. Remuneration and benefits approved and paid in respect of 2019 for Prescribed Officers

Amounts are stated in ZAR even though Messrs Stephan Schoeman and Fleetwood Grobler were on expatriate assignments to the USA and Germany respectively and earned their salaries in US dollars or Euros. Mr Jon Harris is on an expatriate assignment from the UK to South Africa and earns his salary in British pound sterling.

Messrs Schoeman, Grobler and Harris received annual increases of 6%, 7,5% and 3% respectively. Any other increase in costs is as a result of the depreciating ZAR against the US dollar, Euro and British pound sterling. The salary lines include the cost of tax equalisation.

	HC Brand[4]		FR Grobler[3,5]		JR Harris[3,6,10]		VD Kahla	
Prescribed Officers	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000
Salary	**766**	–	**8 391**	7 523	**9 458**	7 920	**5 901**	5 530
Risk & Retirement Funding	**224**	–	**823**	750	**462**	464	**772**	729
Vehicle benefit	**58**	–	**228**	227	**254**	63	**–**	–
Healthcare	**22**	–	**195**	197	**195**	73	**94**	88
Vehicle insurance fringe benefit	**2**	–	**6**	6	**–**	–	**6**	6
Security benefit	**–**	–	**–**	–	**14**	4	**490**	451
Other benefits	**188**	–	**2 037**	1 864	**2 180**	2 763	**–**	–
Total salary and benefits	**1 260**	–	**11 680**	10 567	**12 563**	11 287	**7 263**	6 804
Annual short-term incentive[1]	**–**	–	**–**	4 486	**–**	2 844	**–**	3 202
Long-term incentive gains[2]	**3 028**	–	**2 752**	5 234	**–**	–	**2 752**	6 203
Total annual remuneration	**4 288**	–	**14 432**	20 287	**12 563**	14 131	**10 015**	16 209

	BE Klingenberg		CK Mokoena[7]		M Radebe		SJ Schoeman[3,8,9]	
Prescribed Officers	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000	**2019 R'000**	2018 R'000
Salary	**5 771**	5 419	**4 789**	4 641	**4 726**	4 504	**9 533**	7 151
Risk & Retirement Funding	**1 971**	1 857	**772**	603	**764**	660	**585**	550
Vehicle benefit	**212**	212	**–**	–	**264**	264	**264**	241
Healthcare	**94**	88	**–**	–	**94**	88	**283**	304
Vehicle insurance fringe benefit	**6**	6	**–**	–	**6**	6	**6**	6
Security benefit	**363**	356	**103**	–	**–**	28	**–**	–
Other benefits	**–**	64	**13**	4 095	**–**	77	**4 103**	3 211
Total salary and benefits	**8 417**	8 002	**5 677**	9 339	**5 854**	5 627	**14 774**	11 463
Annual short-term incentive[1]	**–**	3 640	**–**	2 391	**–**	2 518	**–**	3 774
Long-term incentive gains[2]	**3 363**	7 173	**2 229**	–	**2 752**	5 428	**2 752**	9 072
Total annual remuneration	**11 780**	18 815	**7 906**	11 730	**8 606**	13 573	**17 526**	24 309

1 No STI payment was approved for 2019.

2 Long-term incentives for 2019 represent the award made on 26 September 2016. The amount is calculated in terms of the number of LTIs x corporate performance target achieved (47% for Executive Vice-Presidents and 68,2% for Mr Brand relating to this tenure as a Senior Vice-President) x closing share price on 17 October 2019. The actual vesting date for the annual awards made on 26 September 2016 is 30 October 2019. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released in October 2019 and the balance in September 2021, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of 50%, the full amount is disclosed in the single figure table. Ms Mokoena did not receive an annual award but an on-appointment award partially compensating for shares forfeited when she resigned from her previous employer.

3 The 2018 'Salary' was restated to include the expatriate tax on salary (Grobler: R3 161 594, Harris: R1 154 354, Schoeman: R2 420 030) previously disclosed under 'Other Benefits' which has been reduced by the corresponding value. The Total Salary and Benefits remain unchanged.

4 Mr Brand was appointed to the GEC as Acting EVP: Group Technology with effect from 1 April 2019. Pro rata earnings disclosed. Other benefits comprise an acting allowance (R187 500) paid over the pro rata period. Long-term incentive gains includes a special LTI award.

5 Other benefits include a housing allowance (R582 953), home leave allowance (R176 576), relocation services (R60 432), social security (R35 246), spousal allowance (R28 134), utilities (R38 864), transport allowance (R3 886), private accommodation (R37 135) and tax on expatriate allowances and benefits (R1 073 487).

6 Other benefits include home leave allowance (R118 410), utilities allowance (R36 210), accommodation (R775 290) and tax on expatriate allowance and benefits (R1 250179). Mr Harris' expatriate assignment commenced in March 2018.

7 50% of the On-appointment LTI award made in February 2017 due to vest in February 2020; balance in February 2022, subject to the rules of the LTI plan.

8 Other benefits include accommodation (R1 079 715), home leave allowance (R368 239), tax consulting fees (R176 024), social security taxes (R227 590), medicare taxes (R660 988) and tax on expatriate benefits and allowances (R1 590 168).

9 Mr Schoeman has been removed from all his duties to work and is on extended leave. There is an ongoing employment dispute.

10 Mr Harris' 2018 salary includes a UK tax gross up on salary (R1 849 945) which is subject to recovery from the UK tax authorities. No UK tax gross up is included for 2019, only SA tax gross up.

The following tables set out the number and intrinsic value of the unvested LTI holdings that have been awarded to the Prescribed Officers.

c. Unvested LTI holdings (number):

Prescribed Officers	Cumulative balance at beginning of year (number)	Granted (number)[2]	Effect of corporate performance targets (number)	Dividend equivalents (number)	Long-term incentives settled (number)	Effect of change in Prescribed Officers	Cumulative balance at end of year (number)
HC Brand[1]	–	–	–	–	–	21 608	21 608
FR Grobler	47 609	11 657	(4 185)	862	(5 519)	–	50 424
JR Harris	17 393	12 572	–	–	–	–	29 965
VD Kahla	51 548	12 321	(4 960)	1 021	(6 541)	–	53 389
BE Klingenberg	61 445	14 707	(5 735)	1 181	(7 563)	–	64 035
CK Mokoena	22 936	11 254	–	–	–	–	34 190
M Radebe	45 726	10 709	(4 340)	894	(5 724)	–	47 265
SJ Schoeman	57 869	12 633	(6 045)	1 759	(10 487)	–	55 729
Total	**304 526**	**85 853**	**(25 265)**	**5 717**	**(35 834)**	**21 608**	**356 605**

d Unvested LTI holdings (intrinsic value):

Prescribed Officers	Cumulative Intrinsic value at beginning of year[3,4] R'000 and $'000	Intrinsic value of awards made during the year[3] R'000 and $'000	Change in intrinsic value for the year[4] R'000 and $'000	Effect of corporate performance targets R'000 and $'000	Dividend equivalents R'000 and $'000	Long-term incentives settled[5] R'000 and $'000	Effect of change in Prescribed Officers	Cumulative intrinsic value at end of year[3] R'000 and $'000
HC Brand[1]	–	–	–	–	–	–	R7 567	R7 567
FR Grobler	R23 941	R6 640	(R8 057)	(R2 302)	R474	(R3 036)	–	R17 660
JR Harris	$635	$482	($372)	–	–	–		$745
VD Kahla	R25 921	R7 018	(R8 481)	(R2 729)	R562	(R3 598)	–	R18 693
BE Klingenberg	R30 898	R8 377	(R10 187)	(R3 155)	R650	(R4 161)	–	R22 422
CK Mokoena	R11 534	R6 411	(R5 969)	–	–	–	–	R11 976
M Radebe	R22 994	R6 100	(R7 498)	(R2 388)	R492	(R3 149)	–	R16 551
SJ Schoeman	R29 100	R7 196	(R9 916)	(R3 025)	R812	(R4 650)	–	R19 517

1 Mr Brand was appointed as the Acting EVP: Group Technology effective 1 April 2019.
2 LTIs granted on 3 September 2018.
3 Intrinsic values at beginning and end of year have been determined using the closing share price of R350,21 ($24,85) and R502,86 ($36,54) on 30 June 2019 and 30 June 2018.
4 Change in intrinsic value for the year results from changes in share price.
5 Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2018 that was settled in the 2019 financial year. Difference between long-term incentive gains disclosed in 2018 and amount settled in 2019 is due to differences in actual share price at vesting date and the share price on 17 August 2018 being the disclosure date.

e Share appreciation rights holdings – outstanding (vested)[4]

Prescribed Officers	Balance at beginning of year (number)	SARs exercised (number)	Effect of change in Prescribed Officers	Balance at end of year (number)
HC Brand	–	–	16 724	16 724
FR Grobler	53 913	(18 500)	–	35 413
BE Klingenberg	159 142	(75 700)	–	83 442
M Radebe	100 491	(100 491)	–	–
SJ Schoeman	62 813	(45 284)	–	17 529
Total	**376 359**	**(239 975)**	**16 724**	**153 108**

f Fair value of share appreciation rights holdings[4]

Prescribed Officers	Fair value at beginning of year[2] R'000	Gain on exercise of share appreciation rights R'000	Change in fair value for the year[3] R'000	Effect of change in Prescribed Officers R'000	Fair value R'000
HC Brand[1]	–	–	–	909	909
FR Grobler	9 486	(2 645)	(4 894)	–	1 947
BE Klingenberg	29 698	(18 455)	(6 640)	–	4 603
M Radebe	16 706	(18 339)	1 633	–	–
SJ Schoeman	10 285	(9 492)	149	–	942
Total	**66 175**	**(48 931)**	**(9 752)**	**909**	**8 401**

1 Mr Brand was appointed with effect from 1 April 2019.
2 Fair values at the beginning and end of year have been determined using the IFRS 2 option values on 30 June 2018 and 30 June 2019.
3 Change in intrinsic value for the year results from changes in share price.
4 Plan closed since 2015.

g Share appreciation rights (SARs) exercised[1]

Prescribed Officers	Grant dates	Exercise dates	SARs exercised (number)	Offer price per SAR (Rand)	Exercise price per SAR (Rand)	Gain on exercise of share appreciation rights 2019 R'000s
FR Grobler	17-Sep-09	05-Sep-18	4 500	299,90	578,68	1 255
FR Grobler	03-Jun-10	31-May-19	14 000	278,74	378,00	1 390
BE Klingenberg	04-Dec-09	27-Aug-18	67 400	289,99	547,00	17 322
BE Klingenberg	04-Dec-09	26-Nov-18	8 300	289,99	426,50	1 133
M Radebe	24-Nov-10	31-Aug-18	58 887	322,60	562,65	14 136
M Radebe	15-Sep-11	15-Mar-19	19 854	334,53	436,75	2 029
M Radebe	13-Sep-12	30-Apr-19	21 750	376,46	476,42	2 174
SJ Schoeman	17-Sep-09	22-Aug-18	700	299,90	534,27	164
SJ Schoeman	25-Nov-09	22-Aug-18	17 300	299,98	534,27	4 053
SJ Schoeman	16-Sep-10	22-Aug-18	4 812	298,65	534,27	1 134
SJ Schoeman	02-Jun-11	22-Aug-18	19 380	352,50	534,27	3 523
SJ Schoeman	15-Sep-11	22-Aug-18	3 092	334,53	534,27	618
			239 975			**48 931**

1 Share appreciation rights lapse nine years after the grant date.

Beneficial shareholding

The aggregate beneficial shareholding at 30 June 2019 of the Directors of the company and the Prescribed Officers and their associates (none of whom have a holding greater than 1%) in the issued ordinary share capital of the company are detailed in the following tables:

	2019[1,2]	2018[1]		
Beneficial shareholding	**Total beneficial shareholding**	Direct beneficial shareholding	Indirect beneficial[2] shareholding	Total beneficial shareholding
Executive Directors				
B Nqwababa	**17 378**	13 003	–	13 003
P Victor	**1 549**	–	–	–
Non-executive Directors				
MBN Dube[3]	**24**	24	233	257
NNA Matyumza[3]	**6**	6	56	62
IN Mkhize[4]	**–**	1 844	18 435	20 279
ZM Mkhize[3]	**181**	181	330	511
Total	**19 138**	15 058	19 054	34 112

1 Unvested Long-term incentives for Executive directors not included.

2 The Sasol Inzalo Public (RF) Limited portion of the Sasol Inzalo transaction reached its maturity on 7 September 2018.

3 Direct beneficial shareholding comprises of Sasol BEE ordinary shares.

4 Resigned with effect from 17 November 2017.

	2019[1,2]	2018[1]		
Beneficial shareholding	**Total beneficial shareholding**	Direct beneficial shareholding	Indirect beneficial[2] shareholding	Total beneficial shareholding
Prescribed Officers				
HC Brand[3]	**17 700**	–	–	–
FR Grobler	**13 500**	13 500	–	13 500
M Radebe	**15 762**	5 299	2 850	8 149
CF Rademan[4]	**–**	1 300	–	1 300
Total	**46 962**	20 099	2 850	22 949

1 Unvested Long-term incentives not included.

2 The Sasol Inzalo Public (RF) Limited portion of the Sasol Inzalo transaction reached its maturity on 7 September 2018.

3 Appointed Acting EVP with effect from 1 April 2019.

4 Retired with effect from 31 October 2017.

Non-Executive Directors	Board Meeting Fees[1] R'000	Lead Independent Director Fees[1] R'000	Committee fees[1] R'000	Ad Hoc or special purpose board committee[1,6] R'000	**Total[1,7] 2019**	Total[1] 2018
MSV Gantsho (Chairman)	6 030	–	–	–	**6 030**	5 827
MJN Njeke (Lead Independent Director)	1 206	387	363	48	**2 004**	1 374
C Beggs	1 206	–	727	77	**2 010**	1 755
MJ Cuambe[2]	2 186	–	539	–	**2 725**	2 473
HG Dijkgraaf[2,3]	–	–	–	–	**–**	2 805
MDN Dube[2]	2 186	–	608	–	**2 794**	629
M Flöel[2]	2 186	–	838	–	**3 024**	1 082
GMB Kennealy	1 206	–	363	–	**1 569**	1 211
NNA Matyumza	1 206	–	520	48	**1 774**	1 525
IN Mkhize[4]	–	–	–	–	**–**	777
ZM Mkhize	1 143	–	218	–	**1 361**	943
MEK Nkeli	1 206	–	582	–	**1 788**	1 256
SA Nkosi[5]	365	–	34	–	**399**	–
PJ Robertson[2]	2 186	–	1 108	–	**3 294**	2 840
S Westwell[2]	2 186	–	1 472	25	**3 683**	3 326
Total	24 498	387	7 372	198	**32 455**	27 823

1 Fees include VAT where applicable.
2 Board and Committee fees paid in US Dollars.
3 Mr Dijkgraaf retired from the Board on 30 April 2018.
4 Ms Mkhize retired from the Board on 17 November 2017.
5 Mr Nkosi joined the Board on 1 May 2019.
6 Ad hoc Board or Committee meeting fee terminated 15 November 2018. Special purpose Board Committee fee effective 16 November 2018.
7 Phase-in of fees approved on 16 November 2018.